SCHEDULE 13D/A


DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT
4/29/16


1. NAME OF REPORTING PERSON
Bulldog Investors, LLC


2. CHECK THE BOX IF MEMBER OF A GROUP                  a[ ]

                                                       b[]

3. SEC USE ONLY

4. SOURCE OF FUNDS
WC


5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) AND 2(e)                        []

6. CITIZENSHIP OR PLACE OF ORGANIZATION
DE
___________________________________________________________


7. SOLE VOTING POWER
3,135,232

8. SHARED VOTING POWER
2,392,148

9. SOLE DISPOSITIVE POWER
3,135,232
_______________________________________________________

10. SHARED DISPOSITIVE POWER
2,392,148


11. AGGREGATE AMOUNT OWNED BY EACH REPORTING PERSON
5,527,380 (Footnote 1)

12. CHECK IF THE AGGREGATE AMOUNT EXCLUDES CERTAIN SHARES

[]
___________________________________________________________


13. PERCENT OF CLASS REPRESENTED BY ROW 11

9.91%

14. TYPE OF REPORTING PERSON

IA

___________________________________________________________
1. NAME OF REPORTING PERSON
Bulldog Investors Group of Funds


2. CHECK THE BOX IF MEMBER OF A GROUP                  a[x]

                                                       b[]

3. SEC USE ONLY

4. SOURCE OF FUNDS
WC


5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) AND 2(e)                        []

6. CITIZENSHIP OR PLACE OF ORGANIZATION
DE
___________________________________________________________


7. SOLE VOTING POWER
3,135,232

8. SHARED VOTING POWER
0

9. SOLE DISPOSITIVE POWER
3,135,232
_______________________________________________________

10. SHARED DISPOSITIVE POWER
0



11. AGGREGATE AMOUNT OWNED BY EACH REPORTING PERSON
3,135,232 (Footnote 1)

12. CHECK IF THE AGGREGATE AMOUNT EXCLUDES CERTAIN SHARES

[]
___________________________________________________________


13. PERCENT OF CLASS REPRESENTED BY ROW 11

5.62%

14. TYPE OF REPORTING PERSON

IC
____________________________________________________________
1. NAME OF REPORTING PERSON
Phillip Goldstein


2. CHECK THE BOX IF MEMBER OF A GROUP                  a[X]

                                                       b[]

3. SEC USE ONLY

4. SOURCE OF FUNDS
WC


5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) AND 2(e)                        []

6. CITIZENSHIP OR PLACE OF ORGANIZATION
USA
___________________________________________________________

7. SOLE VOTING POWER
3,135,232

8. SHARED VOTING POWER
2,392,148

9. SOLE DISPOSITIVE POWER
3,135,232
_______________________________________________________

10. SHARED DISPOSITIVE POWER
2,392,148


11. AGGREGATE AMOUNT OWNED BY EACH REPORTING PERSON
5,527,380 (Footnote 1)

12. CHECK IF THE AGGREGATE AMOUNT EXCLUDES CERTAIN SHARES

[]
___________________________________________________________


13. PERCENT OF CLASS REPRESENTED BY ROW 11

9.91%


14. TYPE OF REPORTING PERSON

IN

___________________________________________________________
1. NAME OF REPORTING PERSON
Andrew Dakos


2. CHECK THE BOX IF MEMBER OF A GROUP                  a[ ]

                                                       b[]

3. SEC USE ONLY

4. SOURCE OF FUNDS
WC


5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) AND 2(e)                        []

6. CITIZENSHIP OR PLACE OF ORGANIZATION
USA
___________________________________________________________


7. SOLE VOTING POWER
3,135,232

8. SHARED VOTING POWER
2,392,148

9. SOLE DISPOSITIVE POWER
3,135,232
_______________________________________________________

10. SHARED DISPOSITIVE POWER
2,392,148


11. AGGREGATE AMOUNT OWNED BY EACH REPORTING PERSON
5,527,380 (Footnote 1)

12. CHECK IF THE AGGREGATE AMOUNT EXCLUDES CERTAIN SHARES

[]
___________________________________________________________


13. PERCENT OF CLASS REPRESENTED BY ROW 11

9.91%


14. TYPE OF REPORTING PERSON

IN

___________________________________________________________
1. NAME OF REPORTING PERSON
Steven Samuels


2. CHECK THE BOX IF MEMBER OF A GROUP                  a[ ]

                                                       b[]

3. SEC USE ONLY

4. SOURCE OF FUNDS
WC


5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) AND 2(e)                        []

6. CITIZENSHIP OR PLACE OF ORGANIZATION
USA
___________________________________________________________

7. SOLE VOTING POWER
3,135,232

8. SHARED VOTING POWER
2,392,148

9. SOLE DISPOSITIVE POWER
3,135,232
_______________________________________________________

10. SHARED DISPOSITIVE POWER
2,392,148


11. AGGREGATE AMOUNT OWNED BY EACH REPORTING PERSON
5,527,380 (Footnote 1)

12. CHECK IF THE AGGREGATE AMOUNT EXCLUDES CERTAIN SHARES

[]
___________________________________________________________


13. PERCENT OF CLASS REPRESENTED BY ROW 11

9.91%


14. TYPE OF REPORTING PERSON

IN
_______________________________________________________

Item 1. SECURITY AND ISSUER

This statement constitutes Amendment #3 to the schedule 13d filed October 5, 2015. Except as specifically set forth herein, the Schedule 13d remains unmodified.

Item 4. PURPOSE OF TRANSACTION
See Exhibits - Letters to the company secretary


ITEM 5. INTEREST IN SECURITIES OF THE ISSUER
(a) As per the N-CSR filed on January 8, 2016, there were 55,787,846 shares of common stock outstanding as of october 31, 2015. The percentages set forth herein were derived using such number. Phillip Goldstein, Andrew Dakos and Steven Samuels own Bulldog Investors, LLC, a registered investment advisor.
As of April 29, 2016, Bulldog Investors, LLC is deemed to be the beneficial owner of 5,527,380 shares of NRO (representing 9.91% of NRO's outstanding shares) solely by virtue of Bulldog Investors LLC's power to direct the vote of, and dispose of, these shares. These 5,527,380 shares of NRO include 3,135,232 shares (representing 5.62% of NRO's outstanding shares) that are beneficially owned by Mr. Goldstein and the following entities over which Messrs. Goldstein, Dakos and Samuels exercise control: Opportunity
Partners LP, Calapasas West Partners LP, Full Value Special Situations
Fund, LP, Full Value Offshore Fund, Ltd., Full Value Partners, LP,
Opportunity Income Plus, LP, and MCM Opportunity Partners, LP (collectively, "Bulldog Investors Group of Funds"). Mr. Goldstein and the Bulldog Investors Group of Funds may be deemed to constitute a group. All other shares included in the aforementioned 5,527,380 shares of NRO beneficially owned by Bulldog Investors, LLC (solely by virtue of its power to sell or direct the vote of these shares) are also beneficially owned by clients of Bulldog Investors, LLC who are not members of any group. The total number of these "non-group" shares is 2,392,148 shares (representing 4.29% of NRO's outstanding shares).

(b)Bulldog Investors,LLC has sole power to dispose of and vote 3,135,232 shares. Bulldog Investors, LLC has shared power to dispose of and vote 2,392,148 shares. Certain of Bulldog Investors, LLC's clients (none of whom beneficially own more than 5% of NRO's shares) share this power with Bulldog Investors, LLC. Messrs. Goldstein, Dakos and Samuels are control persons of Bulldog Investors, LLC.



c) Since the last filing on 4/8/16 the following shares of NRO were purchased:

Date:		        Shares:		Price:
04/08/16		2,959		5.0400
04/08/16		50,000		5.0100
04/26/16		131,060		5.1200
04/28/16		100		5.1200
04/29/16		900		5.0800



d) Clients of Bulldog Investors, LLC are entitled to receive any dividends or sales proceeds.

e) N/A

ITEM 6. CONTRACTS,ARRANGEMENTS,UNDERSTANDINGS OR RELATIONSHIPS
WITH RESPECT TO SECURITIES OF THE ISSUER.
N/A


ITEM 7. MATERIAL TO BE FILED AS EXHIBITS
Exhibits A, B, C

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: 5/2/16

By: /S/ Phillip Goldstein
Name:   Phillip Goldstein

By: /S/ Andrew Dakos
Name:   Andrew Dakos


By: /S/ Steven Samuels
Name:   Steven Samuels

Bulldog Investors, LLC
By: /s/ Andrew Dakos
Andrew Dakos, Member

Footnote 1: The reporting persons disclaim beneficial ownership except to the extent of any pecuniary interest therein.

Exhibit A:

Full Value Partners L.P., c/o Bulldog Investors, 250 Pehle Ave, Suite 708, Saddle Brook, NJ 07663 (201) 881-7111 // Fax: (201)556-0097
// pgoldstein@bulldoginvestors.com

April 29, 2016

Claudia A. Brandon
Secretary
Neuberger Berman Real Estate Securities Income Fund Inc.
Neuberger Berman LLC
605 Third Avenue, 41st Floor
New York, New York 10158-3698

Dear Ms. Brandon:

   Full Value Partners L.P. owns 100 shares of Neuberger Berman Real Estate Securities Income Fund Inc. (the "Fund") in registered name and beneficially owns approximately 1.1 million shares in street name. In addition, Full Value Partners is a member of a "13D group" that owns approximately 10% of the Fund's outstanding shares. Pursuant to Section 9 of the Fund's By-Laws, we intend to have a representative appear in person or by proxy at the 2016 annual meeting of the Fund to nominate the persons named below for election as directors of the Fund at the next annual meeting.

          Andrew Dakos; c/o Bulldog Investors, 250 Pehle Avenue, Suite 708, Saddle Brook, NJ 07663

          Thomas Antonucci; c/o Bulldog Investors, 250 Pehle Avenue, Suite 708, Saddle Brook, NJ 07663

          Richard Dayan; 53 Talcott Road, Rye Brook, NY 10573

          Gerald Hellerman; 5431 NW 21st Avenue, Boca Raton, FL 33496


						Very truly yours,

						/S/ Phillip Goldstein

						Phillip Goldstein
						Member of the General Partner


Exhibit B:

Phillip Goldstein, 60 Heritage Drive, Pleasantville, NY 10570
914-747-5262 // pgoldstein@bulldoginvestors.com

April 29, 2016

Claudia A. Brandon
Secretary
Neuberger Berman Real Estate Securities Income Fund Inc.
Neuberger Berman LLC
605 Third Avenue, 41st Floor
New York, New York 10158-3698

Dear Ms. Brandon:

   I am a beneficial owner of shares of Neuberger Berman Real Estate Securities Income Fund Inc. with a value in excess of $2,000.00. I have held these shares for over 12 months and plan to continue to hold them through the next meeting of stockholders.

   I hereby submit the following proposal and supporting statement pursuant to rule 14a-8 of the Securities Exchange Act of 1934 for inclusion in management's proxy materials for the next meeting of stockholders for which this proposal is timely submitted.

********

RESOLVED: The shareholders recommend that the board of Directors promptly approve the liquidation of the Fund.

                          SUPPORTING STATEMENT

	Over the past five years, the Fund's common stock has almost always traded at a double-digit discount from its net asset value (NAV). According to CEF Connect, the average trading discount of the Fund's common stock for the 6-month, 1-year, 3-year, and 5-year periods ending April 28, 2016 was 13.52%, 14.84%, 14.82%, and 13.57% respectively.

	If the Fund is liquidated, all shareholders will receive full NAV which, on April 28, 2016, was about 14.6% higher than the market price. In sum, I think it is time to allow shareholders to finally realize the full value of their investment. If you agree, please vote for this proposal.

			       		       Very truly yours,

					       /S/ Phillip Goldstein

					       Phillip Goldstein

Exhibit C:

Albert Goldstein, 1741 East 5 Street, Brooklyn, NY 11223, 718-339-0508

April 29, 2016

Claudia A. Brandon
Secretary
Neuberger Berman Real Estate Securities Income Fund Inc.
Neuberger Berman LLC
605 Third Avenue, 41st Floor
New York, New York 10158-3698

Dear Ms. Brandon:

    I am a beneficial owner of shares of Neuberger Berman Real Estate Securities Income Fund Inc. with a value in excess of $2,000.00. I have held these shares for over 12 months and plan to continue to hold them through the next meeting of stockholders.

    I hereby submit the following proposal and supporting statement pursuant to rule 14a-8 of the Securities Exchange Act of 1934 for inclusion in management's proxy materials for the next meeting of stockholders for which this proposal is timely submitted.

********

The Fund's bylaws shall be amended to provide that a plurality of all the votes cast at a meeting at which a quorum is present is sufficient to elect a Director.

                          SUPPORTING STATEMENT

	When the Fund was created in 2003, the By-Laws provided that "a plurality of all the votes cast at a meeting at which a quorum is present is sufficient to elect a Director." Thus, if there were two or more nominees, the nominee receiving the most votes would be elected as a Director. The following year, the Board changed the By-Laws so that an incumbent director would remain in office unless his or her opponent received the vote of the holders of a majority of the outstanding shares.

	This requirement is inconsistent with the legal requirement that directors of a fund must be elected by the shareholders. As a former director of the SEC's Division of Investment management explained:

        For the vast majority of funds, election of a director requires a plurality of the votes cast. For a few funds, however, election of a director requires the affirmative vote of a majority of the outstanding shares. In a contested election, neither incumbents nor insurgents can garner the required vote. However, under Maryland law, incumbents are entitled to hold over until a successor is elected. In my view, this amounts to an anti-takeover device that keeps the existing board in place.

	For example, suppose a contested election was held in which the holders of 45% of the outstanding shares voted for the challenger and 20% voted for the incumbent director. Under the Fund's current By-Laws, the incumbent director would remain in office even though the challenger received many more votes. That makes it almost impossible to oust an incumbent director and undermines the right shareholders to elect the Fund's directors. Consequently, it must be changed. If you agree, please vote for this proposal.

					       Very truly yours,

					       /S/ Albert Goldstein

  					       Albert Goldstein